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                               April 15, 2024

       Varandeep Grewal
       Chief Executive Officer
       Source Agriculture Corp.
       3064 Silver Sage Drive, Suite 150
       Carson City, NV 89701

                                                        Re: Source Agriculture
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 19,
2024
                                                            File No. 024-12411

       Dear Varandeep Grewal:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed March 19, 2024

       General

   1. If applicable, please provide prior performance tables for programs with similar investment objectives
as those set forth in the offering circular, as required by Item 8 of
                                                        Industry Guide 5. See
Item 7(c) of Part II of Form 1-A.
   2.                                                   We note your disclosure
that you will offer shares via the website:

www.sourceagriculture.com. Please disclose how your website meets the requirements of
                                                        Rule 255(b) of
Regulation A or revise your website. Also file your test the waters materials as an
exhibit. See Item 17 of Part III of Form 1-A.
 Varandeep Grewal
FirstName   LastNameVarandeep Grewal
Source Agriculture  Corp.
Comapany
April       NameSource Agriculture Corp.
       15, 2024
April 215, 2024 Page 2
Page
FirstName LastName
3. We note your disclosure that the company will offer shares via the website
         http://invest.thefinancialstar.com/source-agriculture/lpa-en. Please disclose the
         relationship between the company and The Financial Star. Also disclose whether The
         Financial Star is a registered broker dealer and file any agreement between the company and The Financial Star as an exhibit.
Exhibits

4. Please file an opinion of counsel that does not carve out Nevada law. For guidance, see section II.A.3.b of Staff Legal Bulletin 19 (CF) dated October 14,
2011.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Brian Geoghegan